UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2007

Zebra Technologies Corporation Profit Sharing and Savings Plan

(Full title of the Plan)

Zebra Technologies Corporation

(Exact name of issuer of securities pursuant to the Plan)

Delaware	36-2675536
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Corporate Woods Parkway, Vernon Hills, IL	60061
(Address of principal executive offices)	(Zip Code)

(847) 634-6700

(Registrant’s telephone number, including area code)

Report of Independent Registered Public Accounting Firm

The Plan’s Trustees

Zebra Technologies Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 26, 2008

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Mutual funds	$100,008,491	$81,775,304
Common collective trust fund	6,653,790	6,254,558
Zebra Technologies Corporation common stock	4,834,482	5,016,166
Loans to participants	2,981,372	2,384,329

Total investments	114,478,135	95,430,357
Receivables:
Employer contributions	1,950,767	1,640,211
Participant contributions	186,921	213,730

Total receivables	2,137,688	1,853,941
Cash	—	1

Net assets available for benefits	$116,615,823	$97,284,299

See accompanying notes to the financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Additions to assets attributed to:
Contributions:
Participant	$8,160,979	$6,643,074
Employer matching	2,756,600	2,033,890
Employer profit sharing	1,757,542	1,498,752
Participant rollovers	873,913	1,130,758

	13,549,034	11,306,474
Earnings:
Interest income	201,446	140,652
Dividend income	6,220,895	4,031,367
Net appreciation in the fair value of investments	703,673	5,631,184

	7,126,014	9,803,203
Other:
Transfer from other plans	6,115,797	—

Total additions	26,790,845	21,109,677

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	7,371,508	6,402,359
Administrative expenses	87,813	81,975

Total deductions	7,459,321	6,484,334

Net increase	19,331,524	14,625,343

Net assets available for benefits:
Beginning of year	97,284,299	82,658,956

End of year	$116,615,823	$97,284,299

See accompanying notes to the financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) and its affiliated companies that have adopted the Plan subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, non-highly compensated participants may contribute 1% to 75% of eligible compensation on a pretax basis within certain specified limitations. Highly compensated participants are limited to 15% of eligible compensation. In addition to the discretionary Company match of 50% of the participants first 6% of eligible compensation, the Plan permits discretionary profit sharing contributions by the Company, which were made by the Company in both 2007 and 2006 as reported in the statements of changes in net assets available for benefits. Participants are eligible for profit sharing contributions after completion of one year of service. Employer profit sharing contributions are allocated to participants based upon participants’ earnings. Effective January 1, 2007, the Plan was amended such that participants are eligible for Company matching at the date of eligibility in the Plan.

The Plan permits eligible employees to make additional elective deferrals to the Plan known as “catch-up” contributions, as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001. Such contributions are excluded from the Company’s matching contribution. The Plan currently offers 22 mutual funds, one common collective trust fund, Zebra Technologies Corporation common stock and a brokerage account which offers a wide range of investments as investment options for participants.

The Plan includes a true-up provision on the Company match contribution. This true-up provision ensures that participants who are contributing to the Plan receive the maximum Company contribution allowed regardless of their savings strategy. True-up contributions are made during the first quarter, after the end of the Plan year, and are recorded as a receivable at December 31, 2007.

Effective January 1, 2007, the Plan implemented an auto enrollment feature, which deferred 3% of eligible compensation for all employees, unless auto enrollment was declined by the participant.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2007 and 2006

Transfers

In 2007, $6,115,797 was transferred into the Plan from the WhereNet 401(k) Plan (the “WhereNet Plan”). Participants of the WhereNet Plan were eligible to participate in the Plan effective October 1, 2007. WhereNet Corp., was purchased by the Company in 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching and discretionary profit sharing contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and the related earnings on those contributions vest immediately. Employer matching and discretionary profit sharing contributions for all employees and related earnings vest ratably over five years based on the participant’s years of service, as follows:

Percent vested
Less than one year	0%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Payment of Benefits

Benefits are recorded when paid. Payments of benefits are in the form of lump sum distributions.

Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

Loans to Participants

Loans are available to plan participants at the prime interest rate plus 1% (as published by the Wall Street Journal), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000. Participant loans are repaid through payroll deductions and bear interest at rates ranging from 4.0% to 9.25%.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2007 and 2006

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and related earnings.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the common collective trust fund is based on quoted redemptive value on the last business day of the Plan year. The Company’s common stock is valued at its quoted market price. Participant loans are valued at their outstanding principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits and accompanying notes. Actual results could differ from those estimates.

Reclassifications

The administrative expenses for 2006 have been reclassified into a separate line on the Statements of Changes in Net Assets Available for Benefits to be consistent with the 2007 presentation. The administrative expenses had previously been included with the net appreciation in the fair value of investments for 2006.

(3)	Income Taxes

The Plan received a determination letter from the Internal Revenue Service dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator will take necessary steps to maintain the Plan’s tax-qualified status.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2007 and 2006

(4)	Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures such expenses are paid by the Company. All administrative expenses were paid from the forfeiture balance for 2007 and 2006. Administrative fees were $87,813 in 2007 and $81,975 in 2006. The forfeiture balance as of December 31, 2007 totaled $576,286; the forfeiture balance as of December 31, 2006 was $480,040.

(5)	Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
American Europacific Growth Fund	$8,843,128	$6,401,855
Pimco Total Return Institutional Fund	8,044,454	7,652,596
T. Rowe Price International Discovery	7,601,535	5,602,118
T. Rowe Price Growth Stock Fund	11,233,124	9,862,198
T. Rowe Price Prime Reserve Fund	8,639,496	8,008,983
Royce Opportunity Fund	8,233,408	8,382,219
T. Rowe Price Dividend Growth Fund	16,705,844	15,828,958
T. Rowe Price Equity Index Trust	6,653,790	6,254,558
Zebra Technologies Corporation Common Stock	*	5,016,166

*	Asset does not exceed 5% of Plan’s net assets at December 31, 2007.

During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated)/appreciated in value as follows:

	2007	2006
Mutual funds	$1,224,689	$7,326,532
Common collective trust fund	(2,595)	(129,803)
Common stock of Zebra Technologies Corporation	(518,421)	(1,565,545)

	$703,673	$5,631,184

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2007 and 2006

(6)	Transactions with Related Parties

The shares and fair value of the common stock of Zebra Technologies Corporation included in the Plan were as follows:

	2007	2006
Shares	139,322	144,184
Fair value	$4,834,482	$5,016,166

Also, certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective for the fiscal year ending December 31, 2008. Plan management is currently evaluating the effect that the provisions of FAS 159 will have on the Plan’s financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of year)

December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor, similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value
*	T. Rowe Price Retirement 2010 Fund	Mutual fund, 84,245 shares	$1,365,618
*	T. Rowe Price Retirement 2020 Fund	Mutual fund, 208,987 shares	3,707,425
*	T. Rowe Price Retirement 2005 Fund	Mutual fund, 66,559 shares	784,730
*	T. Rowe Price Retirement 2015 Fund	Mutual fund, 217,506 shares	2,751,450
*	T. Rowe Price Retirement 2025 Fund	Mutual fund, 381,772 shares	5,031,759
*	T. Rowe Price Retirement 2035 Fund	Mutual fund, 233,111 shares	3,149,327
*	T. Rowe Price Retirement 2045 Fund	Mutual fund, 86,461 shares	1,100,649
*	T. Rowe Price Retirement 2030 Fund	Mutual fund, 237,391 shares	4,522,308
*	T. Rowe Price Retirement 2050 Fund	Mutual fund, 181 shares	1,894
*	T. Rowe Price Retirement 2055 Fund	Mutual fund, 15 shares	157
*	T. Rowe Price Retirement 2040 Fund	Mutual fund, 76,132 shares	1,461,726
*	T. Rowe Price Retirement Income Fund	Mutual fund, 27,609 shares	367,200
	LSV Value Equity Fund Strategy	Mutual fund, 97,203 shares	1,671,890
	American Europacific Growth Fund	Mutual fund, 176,298 shares	8,843,128
	Hartford Global Leaders Fund	Mutual fund, 21,537 shares	481,133
	Vanguard Small Cap Growth Index Fund	Mutual fund, 150,687 shares	3,015,241
	Pimco Total Return Institutional Fund	Mutual fund, 752,521 shares	8,044,454
*	T. Rowe Price International Discovery	Mutual fund 155,705 shares	7,601,535
*	T. Rowe Price Growth Stock Fund	Mutual fund 333,723 shares	11,233,124
*	T. Rowe Price Prime Reserve Fund	Mutual fund 8,639,496 shares	8,639,496
	Royce Opportunity Fund	Mutual fund, 762,353 shares	8,233,408
*	T. Rowe Price Dividend Growth Fund	Mutual fund, 655,131 shares	16,705,844
	Tradelink Self-directed Brokerage Account	Self-directed brokerage account (of mutual funds)	1,294,995

			100,008,491
*	T. Rowe Price Equity Index Trust	Common collective trust fund, 152,435 units	6,653,790
*	Zebra Stock Fund	Common stock of Zebra Technologies Corporation, 139,322 shares	4,834,482
*	Plan Participants	657 participant loans, interest ranging from 4.0% - 9.25%, maturing January 2008 through December 2032	2,981,372

			$114,478,135

*	Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zebra Technologies Corporation
Profit Sharing and Savings Plan

June 26, 2008	By:	/s/ Michael C. Smiley
Michael C. Smiley
Chief Financial Officer